Joseph Flahiff <joseph@josephflahiff.com>

joseph, I would feel remiss not sharing.

1 message

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:36 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hey there.

It has been a really long time. I hope you are well and 2022 is off to a great start! What are you up to these days?

I am working on a project that I am incredibly excited about. Mind if I send you some info on our crowdfunding campaign for Radar, the A.I. tech startup I'm building?

No pressure on investing, but would feel remiss not sharing. And totally understand if you say not interested.

Best,
Joseph

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

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*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Joseph Flahiff <joseph@josephflahiff.com>

joseph quick question

1 message

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:35 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hello joseph

I am looking for people who believe in **the power of disruptive technology.**

In April of 2021, I co-founded a disruptive **A.I. start-up, Radar4.ai**, that reimagines the way people find expertise within their enterprise reducing frustration, saving time, and millions.

We have completed **dozens of product research interviews** with **Starbucks**, Costco, SAP, Sapient, **Disney**, and more, and the response to Radar has been **overwhelmingly positive.** And, we have one company committed with a signed Letter of Intent.

We are looking for people who are willing to **invest at least $25,000.** Let me know if you are interested, and we can talk.

Thank you,

Joseph

P.S. if you are unable to make an investment right now, can you take 2 minutes and think of 2 people for whom this would be a good fit?

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Joseph Flahiff <joseph@josephflahiff.com>

joseph, Can you help out?

1 message

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:35 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hello joseph

This may not be for you, but maybe someone you know. I am looking for people who believe in **the power of disruptive technology.**

In April of 2021, I co-founded a disruptive **A.I. start-up, Radar4.ai**, that reimagines the way people find expertise within their enterprise reducing frustration, saving time, and millions.

We have completed **dozens of product research interviews** with **Starbucks**, Costco, SAP, Sapient, **Disney**, and more, and the response to Radar has been **overwhelmingly positive.** And, we have one company committed with a signed Letter of Intent.

We are looking for people who are willing to **invest at least $25,000.** Do you know anyone who might fit this description? If so, please introduce us so we can all benefit.

Thank you,

Joseph

P.S. if you are unable to make an investment right now, can you take 2 minutes and think of 2 people for whom this would be a good fit?

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

Joseph Flahiff <joseph@josephflahiff.com>

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joseph, here's a blast from the past

1 message

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:37 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hi joseph,

It has been a while since we connected. I hope you are well and 2022 is off to a great start. What have you been up to lately?

Here's what I have been working on that I'm incredibly excited about.

Last April I co-founded Radar4.ai and have been developing an A.I.- powered system that instantly connects employees with experts in their company, reducing frustration, and saving time and millions. The response from dozens of customer interviews has been consistently positive and we have one company committed with a signed Letter of Intent.

To continue accelerating our development, we've started a campaign* on the investment platform Wefunder.com/radar.

With Wefunder even a small investment makes a big impact. All the information about Radar4.ai and the investment details are here: wefunder.com/radar.

You can invest today at wefunder.com/radar or if you want to talk about it, call me anytime. And, if you know anyone who might be interested, please feel free to share this email. wefunder.com/radar

Thank you,

Joseph

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Joseph Flahiff <joseph@josephflahiff.com>

Radar's crowdfunding round is live!

1 message

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:37 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hey joseph,

Happy New Year, hope things are well with you!

I have some great news — our Radar team has been preparing to raise from our supporters on the investment platform Wefunder.com and now **we have officially launched!**

You don't have to have a million dollars to be an investor. Check out our pitch here: www.wefunder.com/radar *

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best, you — our family, friends, customers. You are our foundation. **Even small investments make a huge impact for us.**

I appreciate you personally supporting me and our team. Become an owner of Radar4.ai.

Thank you,

Joseph

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*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

---

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Joseph Flahiff <joseph@josephflahiff.com>

Thank you for your contribution

1 message

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:34 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hello joseph,

We just wanted to drop you a quick note to thank you for your vote of confidence in us and your investment in the future of Radar4.ai.

With your permission, we will add you to our monthly update emails.

Thank you!

Joseph

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Joseph Flahiff <joseph@josephflahiff.com>

Updates and a request

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:32 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hi joseph,

I don't know how often you are on LinkedIn. You may have seen my posts about Radar4.ai. Recently, I co-founded a disruptive A.I. start-up, Radar4.ai. We are reimagining the way people find expertise within their organization, reducing frustration, saving time, and millions.

We have conducted dozens of product research interviews with companies like Starbucks, Costco, SAP, Sapient, and Disney, the response to Radar has been an overwhelming, YES! We are already in talks with 3 companies for beta implementation.

Learn more at wefunder.com/radar.

After checking it out, if you are as excited as we are about this, you can become a part of it by becoming an investor at Wefunder/radar campaign. You can help bring hope and joy to people in their work. If you would like to Learn more I am happy to hop on a zoom call with you. Just let me know.

Thank you,

Joseph

P.S. if you are unable to make an investment right row, I understand. If you can take a minute and think of a couple of people for whom this would be a good fit and make an introduction that would be awesome.?

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

---

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Joseph Flahiff <joseph@josephflahiff.com>

Your info about Radar4.ai

1 message

Joseph Flahiff <joseph@radar4.ai> Fri, Mar 25, 2022 at 2:38 PM
To: Joseph Flahiff <joseph@josephflahiff.com>

Hi joseph,

Thanks for showing your interest on Facebook in learning more about Radar4.ai.

Did you get a chance to click through to the wefunder.com/radar* page and learn about the opportunity? There are a couple of super-short videos there. These videos are a great way to learn about how we are solving the information connection problem and how you can be a part of it.

If you have any questions please let me know.

Thank you,
Joseph

Joseph Flahiff | M 206-276-1386 | www.radar4.ai
LinkedIn: Joseph Flahiff
Book on my calendar: Joseph's Calendar
Wefunder campaign: www.wefunder.com/radar

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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